
Jardines


JARDINE STRATEGIC HOLDINGS LIMITED Matheson Limited
Securities and Exchange Commission File No.82-3085
8th Floor Jardine House
Central Hong Kong
Tel (852) 2843-8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04012857

By Airmail

4th February 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

04 FEB 18 PI 7:21

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a notification dated 4th February 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl



JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Notice of Results
Released	09:14 4 Feb 2004
Number	9897U

JARDINE STRATEGIC HOLDINGS LIMITED
2003 FINAL RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2003 of the above Company will be considered is Wednesday, 25th February 2004.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

4th February 2004

www.jardines.com

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